Exhibit 99.100

FORM 51-102F3

MATERIAL CHANGE REPORT

OF IMV INC. (formerly Immunovaccine Inc.)

1.	Name and Address of Company

IMV Inc. (“IMV” or the “Corporation”)

1344 Summer Street, Suite 412

Halifax, Nova Scotia

B3H 0A8

2.	Date of Material Change

May 2, 2018

3.	News Release

On May 3, 2018, IMV (formerly Immunovaccine Inc.) issued a news release through the services of Globe Newswire with respect to the material change described below.

4.	Summary of Material Change

On May 3, 2018, the Corporation announced announced that it had applied to list its common shares on the Nasdaq Stock Market LLC (“Nasdaq”). In connection with the planned Nasdaq listing, and as previously authorized by its shareholders, the Corporation is implementing a consolidation of its outstanding common shares on the basis of one new common share for every 3.2 currently outstanding common shares, and changing its name to “IMV Inc.”

5.	Full Description of Material Change

5.1	Full Description of Material Change

On May 3, 2018, the Corporation announced announced that it had applied to list its common shares on the Nasdaq. In connection with the planned Nasdaq listing, and as authorized by its shareholders, the Corporation is implementing a consolidation of its outstanding common shares, and changing its name to “IMV Inc.”

The Corporation’s board of directors determined that the consolidation would be done on the basis of one new common share for every 3.2 currently outstanding common shares. The consolidation has taken effect on May 2, 2018, and the Corporation’s common shares are expected to commence trading on the Toronto Stock Exchange under the name IMV Inc. on a post-consolidation basis beginning at the open of markets on May 10, 2018. There are currently 137,383,353 common shares issued and outstanding, and there will be 42,932,315 common shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of common shares.

The Corporation currently anticipates that, subject to the receipt of all required approvals, its common shares would begin trading on the Nasdaq before the end of Q2 2018. The listing of the Corporation’s common shares on the Nasdaq remains subject to the approval of that exchange and the satisfaction of all applicable listing requirements

Concurrently with the consolidation and as authorized by its shareholders, the Corporation has changed its name from “Immunovaccine Inc.” to “IMV Inc.” This change has been implemented in an effort to ensure that its corporate denomination does not convey any ambiguities as to the nature of the activities and technologies of the Corporation, which are not limited to vaccines.

For more information on the consolidation process, please refer to the news release issued by the Corporation on May 3, 2018.

5.2	Forward-Looking Statements

This material change report contains forward-looking information under applicable Canadian and U.S. securities law. All information that addresses activities or developments that the Corporation expects to occur in the future is forward-looking information. Forward-looking statements in this material change report include, without limitation, statements regarding a potential listing on the Nasdaq and the consolidation of the Corporation’s common shares. Although the Corporation believes the forward-looking statements in this report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the matters discussed under “Risk Factors and Uncertainties” in IMV’s Annual Information Form filed on March 20, 2018. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Labbé, Chief Financial Officer of IMV at (581) 741-6639.

9.	Date of report

May 10, 2018